1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

February 8, 2021

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)
File Nos. 333-164077, 811-22375

Dear Ms. Dubey:

In a January 27, 2021 telephone conversation with Adam Teufel and Aaron Withrow of Dechert LLP, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Registrant’s preliminary proxy statement (the “PRE 14A”), as filed on January 19, 2021. The PRE 14A was filed in connection with the solicitation of shareholders for approval of:

(i) a sub-advisory agreement (“Sub-Advisory Agreement”) on behalf of the PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF, PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF, PIMCO RAFI Dynamic Multi-Factor International Equity ETF and PIMCO RAFI ESG U.S. ETF (collectively, the “RAFI ETFs”) between Pacific Investment Management Company LLC (“PIMCO”), the RAFI ETFs’ investment adviser, and Parametric Portfolio Associates LLC (“Parametric”);

(ii) a portfolio implementation agreement (“RAE Portfolio Implementation Agreement”) on behalf of the PIMCO RAE Emerging Markets Fund, PIMCO RAE Global Fund, PIMCO RAE Global ex-US Fund, PIMCO RAE International Fund, PIMCO RAE US Fund and PIMCO RAE US Small Fund (collectively, the “RAE Funds”) among PIMCO, the RAE Funds’ investment adviser, Research Affiliates, LLC (“RALLC”), the RAE Funds’ sub-adviser, and Parametric; and

(iii) a portfolio implementation agreement (“DIF Portfolio Implementation Agreement,” and together with the Sub-Advisory Agreement and the RAE Portfolio Implementation Agreement, the “Agreements” and each, an “Agreement”) on behalf of the PIMCO Dividend and Income Fund (together with the RAFI ETFs and the RAE Funds, the “Funds” and each, a “Fund”) among PIMCO, RALLC, the PIMCO Dividend and Income Fund’s sub-adviser, and Parametric

The Registrant’s responses are set forth below. Undefined capitalized terms used below have the same meaning as given in the PRE 14A.

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Comment 1: Please add disclosure in an appropriate location regarding Parametric’s compliance with the two conditions of the safe harbor in Section 15(f) of the Investment Company Act of 1940, as amended (“1940 Act”). Alternatively, please explain to the Staff the basis for not including such disclosure and for the need not to comply with the Section 15(f) safe harbor provisions.

Response: Parametric has referred the Registrant to a commitment that Morgan Stanley would use its reasonable best efforts to ensure that it did not impose any “unfair burden” (as that term is used in Section 15(f)(1)(B) of the 1940 Act) on the Funds as a result of the Acquisition. Reference to this commitment has been included in the discussion of each proposal.

Comment 2: In the description of each proposed Agreement, the reference to Board of Trustees approval being unanimously approved is bracketed (e.g., “The Board of Trustees [unanimously approved] the Sub-Advisory Agreement . . . ..”). If any member of the Registrant’s Board of Trustees (“Board”) has informed the Fund(s) that he or she intends to oppose a proposal, please disclose the name of the Board member and the proposal he or she will oppose. Please see Item 4(a) of Schedule 14A.

Response: The Registrant acknowledges the Staff’s comment. The Board of Trustees unanimously approved each proposed Agreement, so the brackets will be removed in the definitive proxy statement (the “DEF 14A”).

Comment 3: Please disclose the aggregate dollar amount of the fees paid to Parametric under such Agreement for the most recent fiscal year. Please see Item 22(c)(1) of Schedule 14A.

Response: Comment accepted.

Comment 4: In the description of each proposed Agreement, if Parametric acts as an investment adviser to any other funds with similar investment objectives as those Funds proposed to be subject to such Agreement, identify such other fund(s), state the size of such other fund(s) and the rate of Parametric’s compensation. Please see Item 22(c)(10) of Schedule 14A.

Response: Parametric has represented to the Registrant that Parametric does not currently manage any accounts with objectives similar to those of the Funds.

Comment 5: In the “Trustees’ Considerations and Recommendations” section, state how the Board evaluated the Funds’ and Parametric’s investment performance. That is a factor identified in Item 22(c)(11) of Schedule 14A. If the Board did not consider this factor, please disclose that fact and explain why. Please see Instruction 2 to Item 22(c)(11) of Schedule 14A.

Response: Comment accepted. The following underlined portions will be added in the DEF 14A. Please note that the additions reflected below are also intended to be responsive to Staff comments 6 – 8.

In approving the Interim Agreements, as well as the New Agreements, and determining to submit the New Agreements to shareholders for approval, the Trustees considered a number of factors discussed below. This discussion is not intended to be all-inclusive. The Board reviewed a variety of factors and considered a significant amount of information, including information and materials provided by Parametric prior to the January 15, 2021 Board meeting regarding the Agreements, material changes (if any) since the Board’s August 2020 annual review of the existing agreements between PIMCO and Parametric

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related to the Funds and anticipated material changes (if any) in connection with the Acquisition, as well as materials Parametric provided in connection with the Board’s annual review in August 2020 of the existing agreements. It is noted that following the Board’s August 2020 annual review of the existing agreements, the Independent Trustees and the Board as a whole concluded that the nature, extent and quality of the services rendered to the Funds by Parametric supported the renewal of the existing agreements, that the existing sub-advisory and portfolio implementation agreements continued to be fair and reasonable to the Funds and their shareholders, that the Funds’ shareholders received reasonable value in return for the fees paid to Parametric by PIMCO under those existing agreements, and that the renewal of such existing agreements was in the best interests of the Funds and their shareholders.

The approval determinations with respect to the Interim Agreements and the New Agreements were made on the basis of each Trustee’s business judgment after consideration and evaluation of all the information presented. Individual Trustees may have given different weights to certain factors and assigned various degrees of materiality to information received in connection with the approval process. In deciding to approve the Interim Agreements, as well as the proposed New Agreements, the Board did not identify any single factor or particular information that, in isolation, was controlling.

. . .

As part of the Board’s 2020 annual review of existing agreements between PIMCO and Parametric with respect to the Funds, the Board reviewed information from PIMCO (the “2020 PIMCO Report”), as well as information (the “2020 Broadridge Report”) from Broadridge Financial Solutions, Inc., concerning the Funds’ performance, as available, over short- and long-term periods. The Board considered information regarding the investment performance of each Fund relative to its peer group and relevant benchmark index as provided to the Board in advance of each of its quarterly meetings throughout the year, including the 2020 PIMCO Report and 2020 Broadridge Report, which were provided in advance of the August 2020 meeting.

The Board noted that, as with the current arrangements between each Fund and Parametric, PIMCO will compensate Parametric pursuant to the Interim Agreements and proposed New Agreements, and that no Fund will directly pay for Parametric’s services. The Board also considered that the fees proposed to be paid by PIMCO to Parametric pursuant to the Interim Agreements and New Agreements are the same as the fees paid by PIMCO to Parametric pursuant to the respective existing agreements. As part of the Board’s 2020 annual review of those existing agreements, the Board reviewed the advisory and supervisory and administrative fees, or management fees, as applicable, and total expenses of the Funds (each as a percentage of average net assets) and compared such amounts with the average and median fee and expense levels of other similar funds. The Board also reviewed information relating to the fees paid by PIMCO to Parametric with respect to the Funds under the existing agreements.

As part of the Board’s 2020 annual review, the Board considered the Trust’s unified fee structure, under which the Trust pays for the supervisory and administrative services it requires for one set fee. In return for this unified fee, PIMCO provides or procures

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supervisory and administrative services and bears the costs of various third party services required by the Funds. The Board also considered as part of the 2020 annual review that the unified fee leads to Fund fees that are fixed over the contract period, rather than variable. As part of that review, the Board noted that, although the unified fee structure does not have breakpoints, it inherently reflects certain economies of scale by fixing the absolute level of Fund fees at competitive levels over the contract period even if the Funds’ operating costs rise when assets remain flat or decrease.

The Board considered information on profitability to Parametric derived from its relationship with the Funds, comparative fee information (as described above), and information on the sharing of potential economies of scale with the Funds (as described above as well as in relation to the asset breakpoint thresholds applicable to fee rates payable to Parametric under the existing agreements, Interim Agreements and New Agreements). With respect to potential economies of scale, as part of the 2020 annual review, the Board noted that, to the extent that PIMCO achieves economies of scale in managing the Funds, PIMCO shares the benefits of economies of scale, if any, with the Funds and their shareholders in a number of ways, including investing in portfolio and trade operations management, firm technology, middle and back office support, legal and compliance, and fund administration logistics, senior management supervision, governance and oversight of those services, and through fee reductions or waivers, the pricing of Funds to scale from inception and the enhancement of services provided to the Funds in return for fees paid. As part of the 2020 annual review, the Trustees considered that the unified fee has provided inherent economies of scale because a Fund maintains competitive fixed fees over the annual contract period even if the particular Fund’s assets decline and/or operating costs rise. As part of that review, the Trustees also reviewed materials indicating that, unlike the Funds’ unified fee structure, funds with “pass through” administrative fee structures may experience increased expense ratios when fixed dollar fees are charged against declining fund assets. The Trustees also considered as part of the 2020 annual review that the unified fee protects shareholders from a rise in operating costs that may result from, among other things, PIMCO’s investments in various business enhancements and infrastructure, including those referenced above. The Trustees noted at that review that PIMCO’s investments in these areas are extensive. The Board concluded at the 2020 annual review that the Funds’ cost structures were reasonable and that PIMCO is appropriately sharing economies of scale, if any, through the Funds’ unified fee structure, generally pricing Funds to scale at inception and reinvesting in its business to provide enhanced and expanded services to the Funds and their shareholders.

Based on their review, including their consideration of each of the factors referred to above, a majority of the Board of Trustees, including by a separate vote of a majority of the Independent Trustees, approved each Interim Agreement and each proposed New Agreement, and voted to recommend the New Agreements to Fund shareholders, as applicable, for approval.

Comment 6: In the sixth paragraph of the “Trustees’ Considerations and Recommendations” section, it is stated that “The Board also considered that the fees proposed to be paid by PIMCO to Parametric pursuant to the Interim Agreements and New Agreements are the same as the fees paid by PIMCO to Parametric pursuant to the respective existing agreements.” Please state how the Board evaluated the cost factor and

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relate the factor to the specific circumstances of the Funds and the Agreements. Please see Instruction 1 to Item 22(c)(11) of Schedule 14A.

Response: Please see additions reflected in Registrant’s response to Staff comment 5.

Comment 7: In the sixth paragraph of the “Trustees’ Considerations and Recommendations” section, it is stated that “The Board considered . . . comparative fee information . . . .” Please describe the comparisons that were relied on and how they assisted the Board in determining to recommend that shareholders approve the Agreements. Please see Item 22(c)(11) of Schedule 14A.

Response: Please see additions reflected in Registrant’s response to Staff comment 5.

Comment 8: In the sixth paragraph of the “Trustees’ Considerations and Recommendations” section, it is stated that “The Board considered . . . information on the sharing of potential economies of scale with the Funds.” Please disclose the extent to which economies of scale would be realized as the fund grows and whether the fee levels reflect these economies of scale for fund investors. Please see Item 22(c)(11) of Schedule 14A.

Response: Please see additions reflected in Registrant’s response to Staff comment 5.

Comment 9: In the “Voting and Other Information – Quorum and Voting Requirements” section, the third sentence of the first paragraph states, “A majority of the outstanding voting securities of the applicable Fund voted shall decide any questions.” In light of the discussion in the second paragraph of this section, please delete this sentence.

Response: Comment accepted.

Comment 10: Please delete the second sentence of the first paragraph of the “Voting and Other Information – Adjournment” section, which states, “Notwithstanding the above, broker non-votes will be excluded from the denominator of the calculation of the number of votes required to approve any proposal to adjourn the Meeting.” Earlier disclosure states that “For purposes of determining the presence of a quorum at the Meeting, . . . broker non-votes will be treated as Shares that are present.” Accordingly, the Staff believes broker non-votes should be included in the denominator of the calculation of the number of votes required to approve any proposal to adjourn the Meeting.

Response: Article III Section 6 of the Registrant’s By-Laws provides, “Any meeting of Shareholders, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the Shares represented at the meeting, either in person or by proxy. Notwithstanding the above, broker non-votes will be excluded from the denominator of the calculation of the number of votes required to approve any proposal to adjourn a meeting.”1 The Registrant, therefore, respectfully declines to accept the Staff’s comment, as doing so would be contrary to the Registrant’s By-Laws.

[1]

See also DEL. CODE ANN. tit. 12 § 3806(b)(5) (“A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: . . . (5) May, if and to the extent that voting rights are granted under the governing instrument, set forth provisions relating to notice of the time, place or purpose of any meeting

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Comment 11: In the first paragraph of the “Voting and Other Information – Adjournment” section, it is stated that:

In the event that a quorum is not present for purposes of acting on a proposal, or, even if a quorum is present, if sufficient votes in favor of the proposal are not received by the time of the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In the event of such a proposed adjournment with respect to a Proposal, the persons named as proxies will vote those proxies which they are entitled to vote FOR the Proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST the Proposal against any such adjournment.

The Staff does not consider a proposal to adjourn as a matter for which discretionary authority can be exercised by proxies pursuant to the exceptions in Regulation 14A Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. Please revise the foregoing disclosure accordingly and add disclosure in the proxy statement, and on each proxy card, that sets forth a proposal to adjourn.

Response: The Registrant respectfully declines to include the requested proposal to adjourn. The Registrant does not view adjournment to permit further solicitation of proxies as a substantive proposal for which proxies must be independently solicited. The history of proposed Rule 20a-4 under the 1940 Act is instructive in this regard.

Proposed Rule 20a-4 “would have prohibited any adjournment of a meeting of shareholders of a registered investment company which related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting.”2 However, the SEC withdrew proposed Rule 20a-4, and instead noted that “[i]nvestment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals.”3 The SEC’s statements in its Statement at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote.”).

It is noted that the Registrant’s Declaration of Trust provides at Section 2(b): “‘By-Laws’ means the By-Laws of the Trust as amended from time to time, which By-Laws are expressly herein incorporated by reference as part of the ‘governing instrument’ within the meaning of the Delaware Act.” DEL. CODE ANN. tit. 12 § 3801(e)(2) provides that “A governing instrument: . . . (2) May consist of 1 or more agreements, instruments or other writings and may include or incorporate bylaws containing provisions relating to the business of the statutory trust, the conduct of its affairs and its rights or powers or the rights or powers of its trustees, beneficial owners, agents or employees.”

[2]	Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, SEC Rel. No. IC-7659 (Feb. 6, 1973) (“Statement on Adjournment”).

[3]

Id. The SEC went on to note: “In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the

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on Adjournment expressly authorize investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty. Moreover, had the SEC considered the question of adjournment to be a substantive proposal requiring a separate proposal, proposed Rule 20a-4 and the Statement on Adjournment would not have been necessary.

The Registrant is aware of a “general practice of the SEC that encourages issuers to seek stockholder pre-approval for an adjournment,”4 but the Registrant is not aware of any published regulatory authority requiring such pre-approval, excluding adjournments from the scope of Rule 14a-4(c)(7) 5 or otherwise prohibiting the actions provided for in the noted disclosure.

As the Staff’s comment notes, the proxy statement expressly states that the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies if sufficient votes in favor of the proposal are not received by the time of the Meeting. Moreover, each proxy card expressly states that the votes entitled to be cast by the card’s signatory “WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDER(S) ON . . . ANY ADJOURNMENT(S)” of the Meeting. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting in their discretion (subject to the SEC’s guidance in the Statement on Adjournment).

*                     *                    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Aaron D. Withrow at (202) 261-3442 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC
Stephen Forster, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP
Aaron D. Withrow, Dechert LLP

Act. Among other factors the Commission will consider will be the nature of the proposal, the percentage of votes actually cast, the percentage of actual negative votes, the nature of the further solicitation and the information provided to shareholders with respect to the reasons for such further solicitation.”

[4]	Mercier v. Inter-Tel (Delaware), Inc., 929 A.2d 786, 792 (Del. Ch. 2007).

[5]	Rule 14a-4(c)(7) provides that a “proxy may confer discretionary authority to vote on any of the following matters: . . . (7) Matters incident to the conduct of the meeting.”